PricewaterhouseCoopers LLP Chartered Accountants 111 5 Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 403 509 7500 Facsimile +1 403 781 1825 www.pwc.com/ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form 40-F of our audit report dated June 7, 2011, relating to the Zodiac Exploration Inc. Consolidated Financial Statements as at September 30, 2010 and December 31, 2009, and for the nine and twelve months ended September 30, 2010 and December 31, 2009 respectively.

PricewaterhouseCoopers LLP Chartered Accountants Calgary, Alberta June 7, 2011

“PricewaterhouseCoopers” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership, which is a member firm of PricewaterhouseCoopers International Limited, each member firm of which is a separate legal entity.